Exhibit 99.3

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PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

ANNOUNCEMENT OF

THE COMPLETION OF INTEGRATION TRANSACTION OF KUNLUN GAS

AND KUNLUN ENERGY

Reference is made to the announcement of PetroChina Company Limited (the “Company”) dated 25 November 2015 and 28 December 2015 (the “Announcements”), in relation to, among others, the acquisition of the entire equity interest in PetroChina Kunlun Gas Co., Ltd. (“Kunlun Gas”) by Kunlun Energy Company Limited (“Kunlun Energy”). Unless otherwise defined, bolded terms used herein shall have the same meanings as defined in the Announcements.

As of the date of this announcement, all the necessary approvals from the relevant government authorities, including Ministry of Commerce of the People’s Republic of China and National Development and Reform Commission, in respect of the acquisition have been obtained. The registration for equity transfer of Kunlun Gas has been completed and the Company has received the payment of the first tranche consideration from Kunlun Energy according to the Equity Transfer Agreement. Upon the completion of this acquisition, Kunlun Gas became a wholly-owned subsidiary of Kunlun Energy.

By order of the Board PetroChina Company Limited Secretary to the Board Wu Enlai

Beijing, China

22 June 2016

As at the date of this announcement, the Board of Directors comprises Mr Wang Yilin as the Chairman; Mr Wang Dongjin as Vice Chairman and executive director; Mr Yu Baocai, Mr Shen Diancheng, Mr Liu Yuezhen and Mr Xu Wenrong as non-executive directors; Mr Liu Hongbin and Mr Zhao Zhengzhang as executive directors; and Mr Chen Zhiwu, Mr Richard H. Matzke, Mr Lin Boqiang and Mr Zhang Biyi as independent non-executive directors.